UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Therapix Biosciences Ltd.

(Name of Issuer)

Ordinary Shares, NIS 2.0 par value

(Title of Class of Securities)

88339A 3021

(CUSIP Number)

November 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents 140 Ordinary Shares.

CUSIP No. 88339A 302

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,242,800 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,242,800 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,242,800 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (3)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Consists of 6,325,100 ordinary shares, NIS 2.0 par value (the Ordinary Shares”) of Therapix Biosciences Ltd. (the “Issuer”) and 7,808,640 Ordinary Shares issuable upon exercise of warrants issued in connection with a public offering, of which only 917,700 Ordinary Shares issuable upon exercise of warrants are included, due to the fact that the warrant issued to Pure Capital may not be exercised to the extent Pure Capital would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares.

(3)	Based on a total of 145,148,593 outstanding Ordinary Shares as disclosed in the prospectus filed by the Issuer pursuant to Rule 424(b)(4) (the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2020.

CUSIP No. 88339A 302

1	NAME OR REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,242,800 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,242,800 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,242,800 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.

(2)	Consists of 6,325,100 Ordinary Shares of the Issuer and 7,808,640 Ordinary Shares issuable upon exercise of warrants issued in connection with a public offering, of which only 917,700 Ordinary Shares issuable upon exercise of warrants are included, due to the fact that the warrant issued to Pure Capital in connection with the public offering may not be exercised to the extent Pure Capital would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares.

(3)	Based on a total of 145,148,593 outstanding Ordinary Shares of the Issuer as disclosed in the Prospectus, filed by the Issuer with the SEC on November 20, 2020.

The undersigned, Pure Capital and Kfir Silberman (collectively, the “Reporting Persons”), hereby file this Amendment No. 4 to Schedule 13D (the “Schedule 13D” or “Schedule”), previously filed on June 2, 2020 and as amended on June 9, 2020, on June 26, 2020 and July 1, 2020, with respect to the American Depositary Shares, representing 140 Ordinary Shares (“ADS”), of the Issuer. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)-(b) The information included herein is based on a total of 145,148,593 outstanding Ordinary Shares of the Issuer as disclosed in the Prospectus filed by the Issuer with the SEC on November 20, 2020.

Pure Capital has the sole dispositive and voting power over 7,242,800 Ordinary Shares, which consists of 6,325,100 Ordinary Shares and 7,808,640 Ordinary Shares, of which only 917,700 Ordinary Shares issuable upon exercise of warrants are included in the calculation of the Registrant’s beneficial ownership due to the fact that the warrants issued to Pure Capital in connection with the Issuer’s public offering may not be exercised to the extent Pure Capital would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares.

Kfir Silberman does not directly own any ADSs. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

(c) Since the filing of Amendment No. 3 to Schedule 13D, on November 19, 2020, Pure Capital purchased 27,888 ADSs and 55,776 warrants to purchase ADSs in a public offering pursuant to the Prospectus.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs beneficially owned by the Reporting Persons.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A.

Item 7.	Material to be Filed as Exhibits

Exhibit 1*	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated June 2, 2020

*	Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: December 3, 2020

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